FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 29, 2013

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the acquisition of stock of M.Setek Co., Ltd.("M.Setek") on behalf of AUO Crystal Corp. ("ACC"), a subsidiary of AUO”, dated November 29, 2013.

2.	Taiwan Stock Exchange filing entitled, “To announce the disposal of the lands located at Changhua Coastal Industrial Park on behalf of AUO Crystal Corp., a subsidiary of AUO”, dated November 29, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: November 29, 2013	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
November 29, 2013
English Language Summary

Subject:	To announce the acquisition of stock of M.Setek Co., Ltd.("M.Setek") on behalf of AUO Crystal Corp. ("ACC"), a subsidiary of AUO

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2013/11/29

Content:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): Stock of M.Setek

2.	Date of occurrence of the event: 2013/11/29

3.	Volume, unit price, and total monetary amount of the transaction: Volume:Within 120,000 thousand shares; Unit price: JPY 75; Total monetary amount: Winthin JPY 9,000,000 thousand.

4.
Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):N/A

5.
Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A

6.
Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.
Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced):N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):N/A

9.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:
Make the payment within subscription period; N/A; N/A

10.
The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:
The Board of ACC resolved to invest in M.Setek and to authorize the chairman to deal with the transaction no more than the specified amount.

11.
Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
Current cumulative volume: 142,111 thousand shares
Current cumulative amount: JPY 31,206,227 thousand
Shareholding percentage of the holding: 99.88%

12.
Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:
Current ratio of securities investment (including the current trade) to the total assets of ACC: 15.12%;
Current ratio of securities investment (including the current trade) to the shareholder's equity of ACC: 56.94%;
Operating capital of ACC: NTD 1,091,836 thousand.

13.	Broker and broker's fee:N/A

14.	Concrete purpose or use of the acquisition or disposition: Long-term investment

15.	Net worth per share of company underlying securities acquired or disposed of:JPY 75

16.	Do the directors have any objection to the present transaction?: No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.	Any other matters that need to be specified: None

Item 2

AU Optronics Corp.
November 29, 2013
English Language Summary

Subject:	To announce the disposal of the lands located at Changhua Coastal Industrial Park on behalf of AUO Crystal Corp., a subsidiary of AUO

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2013/11/29

Content:

1.
Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):
Land located at Lot 528 to Lot 530, Section Shang Lin, District Lugang, Changhua Coastal Industrial Park.

2.	Date of the occurrence of the event:2013/11/29

3.
Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:
Transaction volume: 117,561.71 square meters (equivalent to 35,562.42 p'ing);
Unit price and Total monetary amount: To be negotiated with the counterparty

4.
Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):To be decided

5.
Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6.
Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): To be decided

8.	Terms of delivery or payment (including payment period and monetary amount): To be negotiated with the counterparty

9.
The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
Price negotiation; the market and professional appraisal reports; the Board of AUO Crystal Corp. authorized its chairman to deal with the transaction within the authorization.

10.	Name of the professional appraisal institution and its appraisal amount: DTZ; the appraisal amount was NT$6.76 billion

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12.	Is the appraisal report price a limited price or specific price?: No

13.	Has an appraisal report not yet been obtained?: No

14.	Reason an appraisal report has not yet been obtained: N/A

15.	Broker and broker's fee: No

16.	Concrete purpose or use of the acquisition or disposition: To liquidate the assets and enhance working capital

17.	Do the directors have any objection to the present transaction?: No

18.	Any other matters that need to be specified: No